October 31, 2006
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re:	Questcor Pharmaceuticals, Inc. File No. 001-14758 Responses to SEC Staff Verbal Requests of October 27, 2006
Ladies and Gentlemen:
     Questcor Pharmaceuticals, Inc. (the “Company”), in connection with the filing of a Form 10-K for the year ended December 31, 2005 filed with the SEC on March 30, 2006, hereby makes the following responses to the SEC Staff requests of October 27, 2006 related to comments in the letter from the SEC dated October 13, 2006 and the response from the Company to that letter dated October 17, 2006. The Company’s responses are keyed by numbered paragraphs to correspond to the comments in the letter dated October 13, 2006. For your ease of reference, each response is preceded by a reproduction of the Company’s understanding of the verbal request of the SEC Staff on October 27, 2006.
Notes to Consolidated Financial Statements, page 53
2. Sale of Nascobal, Ethamolin and Glofil-125 Product Lines, page 60

Question 2.	Please confirm for us that you will expand your disclosure in future filings to include the disclosure that “Because the divested product lines were part of a larger cash-flow generating group and did not represent a separate operation of the Company, discontinued operations reporting would not be appropriate for the sale of the divested product lines.”

Response 2:
     We confirm that we will expand our disclosure in future filings to include the disclosure that “Because the divested product lines were part of a larger cash-flow generating group and did not represent a separate operation of the Company, discontinued operations reporting would not be appropriate for the sale of the divested product lines.”
11. Indemnifications, Commitments and Contingencies
Leases, page 66
Question 3. Please address the following requests:
▪	Explain why you believe you have a new cease use liability under SFAS No. 146 and not an adjustment of a liability under EITF 94-3

▪	Explain the nature of the deferred rent liability and the amount netting against it when the net liability was reversed in 2005

▪	Explain why the deferred rent liability was not taken into account when determining the cease use liability when you exited the facility

▪	Provide the amount of the deferred rent liability existing when you exited the facility

▪	Provide the GAAP literature that was considered for not reversing the deferred rent liability when you exited the facility
Response 3:
▪	Explain why you believe you have a new cease use liability under SFAS No. 146 and not an adjustment of a liability under EITF 94-3

SFAS No. 146 is effective for exit activities that are initiated after December 31, 2002, with early application encouraged. As previously noted in our response dated October 17, 2006, the Company was initially able to sublease the facility for an amount that exceeded its rental costs and concluded that the facility would provide economic benefit and net positive cash flows to the Company throughout the term of the master lease. As such, no liability was recorded related to the Company exiting the facility. This treatment was in accordance with EITF 94-3.

As also previously noted, in the fourth quarter of 2005, the Company concluded that it would not be able to recover the full rental cost over the remaining term of the master lease. As such, the Company reassessed its exposure related to the exit activity. While technically EITF 94-3 governed the accounting for the Company’s exit of the facility, the Company and its audit firm concluded that SFAS No. 146 provided better guidance than EITF 94-3 in determining the appropriate accounting for the reassessment of its liability related to the exit activity. This appeared appropriate as the FASB had nullified EITF 94-3 with the adoption of SFAS No. 146 and encouraged early application of this improved accounting standard. As such, we referred to the use of SFAS No. 146 rather than EITF 94-3 in footnote 11 to our 2005 financial statements in describing the determination of the liability established in the fourth quarter of 2005 associated with the exit activity. However, we believe that the accounting for this exit activity would be the same under EITF 94-3 and SFAS No. 146, since the primary difference between the pronouncements in our circumstances relates to the measurement of the lease liability. Under EITF 94-3, discounting of the future lease rentals was permitted, but not required. We chose to record the lease liability at its fair value by discounting the future lease rentals as required by SFAS No. 146. We will clarify our consideration of the appropriate accounting guidance in future filings.

▪	Explain the nature of the deferred rent liability and the amount netting against it when the net liability was reversed in 2005

The deferred rent liability of $751,587.78 represented the accumulation of the difference in the Company’s straight line rent expense related to its lease of the exited facility and the amount of actual cash rental payments made. The amount offsetting the deferred rent liability of $69,278.41 represented the accumulation of the difference in the Company’s straight line rental income related to the sublease of the exited facility and the amount of actual cash rental payments received.

▪	Explain why the deferred rent liability was not taken into account when determining the cease use liability when you exited the facility

The deferred rent liability was considered when determining if a cease use liability existed when the Company exited the facility. The deferred rent liability increases during the early years of the master lease when the Company’s straight line rent expense is greater than its actual rental payments and declines in the later years when the Company’s actual rental payments are greater than the straight line rent expense. This results in a zero deferred rent liability at the end of the full term of the Company’s master lease. In assessing whether a liability existed when the Company exited the facility, the Company considered both its actual lease obligation and its expected sublease income over the full term of the master lease. Given the strong rental market at the time, the Company concluded that it would have a positive economic benefit and positive net cash flows over the term of the Company’s master lease. As a result, the Company did not record a liability related to exiting the facility. The

Company maintained its accounting for the existing deferred rent liability and established similar accounting for the sublease rental income.

▪	Provide the amount of the deferred rent liability existing when the Company exited the facility

The deferred rent liability totaled $524,176.62 when the Company exited the facility.

▪	Provide the GAAP literature that was considered for not reversing the deferred rent liability when you exited the facility

The Company considered the guidance of both EITF 94-3 and SFAS No. 13. Given that the Company expected net economic benefit and positive net cash flows over the full term of the master lease, the Company did not have any exit costs that would offset a reversal of the deferred rent liability. As a result, the Company maintained its accounting for the deferred rent liability under SFAS No. 13, which requires the recognition of rent expense on a straight-line basis.
Acknowledgement:
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you have any questions regarding the responses set forth herein or require additional information, please contact me at (510) 400-0728.
Sincerely,
/s/ George Stuart
George Stuart
Vice President, Finance and
Chief Financial Officer